UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

EnerNOC, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

292764107

(CUSIP Number of Common Stock Underlying Class of Securities)

Timothy G. Healy

Chief Executive Officer

EnerNOC, Inc.

75 Federal Street

Suite 300

Boston, Massachusetts 02110

(617) 224-9900

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications On Behalf of Filing Person)

Copy to:

Thomas R. Burton, III

Pamela B. Greene

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, Massachusetts  02111

(617) 542-6000

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
Not applicable	Not applicable

*	No filing fee is required because this filing relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Attached is an electronic mail communication from Timothy G. Healy, Chief Executive Officer of EnerNOC, Inc. (“EnerNOC”), sent on December 18, 2008 to employees of EnerNOC (the “Preliminary Communication”) regarding an offer to exchange certain outstanding out-of-the-money stock options for new stock options (the “Exchange Offer”).  The Preliminary Communication announces a Q&A meeting regarding the Exchange Offer for employees to be held on Friday, December 19, 2008, at 2:00 p.m. EST at Patriot Place Conference Room, located at 101 Federal Street, 3rd Floor, Boston, MA 02110.  EnerNOC intends to commence the Exchange Offer on December 19, 2008 and hold the offer open for participation through January 21, 2009, at 4:00 p.m. Eastern Standard Time, unless EnerNOC extends the offer.  The Preliminary Communication does not constitute an offer to holders of EnerNOC’s outstanding stock options to exchange those options.

ENERNOC HAS NOT COMMENCED THE OFFER TO EXCHANGE CERTAIN OUTSTANDING STOCK OPTIONS FOR NEW STOCK OPTIONS REFERRED TO IN THIS COMMUNICATION.  AT THE TIME THE EXCHANGE OFFER COMMENCES, ENERNOC WILL PROVIDE ELIGIBLE OPTIONHOLDERS WRITTEN MATERIALS EXPLAINING THE PRECISE TERMS AND TIMING OF THE EXCHANGE OFFER, FREE OF CHARGE.  PERSONS WHO ARE ELIGIBLE TO PARTICIPATE IN THE EXCHANGE OFFER SHOULD CAREFULLY READ THE TENDER OFFER STATEMENT ON SCHEDULE TO, INCLUDING THE OFFER TO EXCHANGE AND OTHER RELATED EXHIBITS, WHEN THOSE MATERIALS BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER.  ENERNOC WILL FILE THE TENDER OFFER STATEMENT ON SCHEDULE TO, INCLUDING THE OFFER TO EXCHANGE AND OTHER RELATED EXHIBITS WITH THE SECURITIES AND EXCHANGE COMMISSION UPON THE COMMENCEMENT OF THE EXCHANGE OFFER.   THESE WRITTEN MATERIALS AND OTHER DOCUMENTS FILED BY ENERNOC WITH THE SECURITIES AND EXCHANGE COMMISSION WILL BE AVAILABLE FREE OF CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV.

Item 1-11, 13

Not applicable

Item 12.	Exhibits.

Exhibit No.	Description

99.1	Communication to employees, dated December 18, 2008, from Timothy G. Healy, Chief Executive Officer of EnerNOC, Inc.

2